SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.  )(1)


                               ASIA4SALE.COM, INC.
                       (formerly H & L INVESTMENTS, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Common Stock, $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  04517X 10 5
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                                 (CUSIP Number)

                                Allen D. Hardman
                            Executive Vice President
                         462 Stevens Avenue, Suite 106
                         Solana Beach, California 92075
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 10, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ZiaSun Technologies, Inc.
     EIN: 84-1376402
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                    OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    State of Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,700,000 shares
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH            0
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                    2,700,000 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,700,000 shares
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    27.0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                    CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
Item 1.  Security and Issuer.

     This statement relates to the Common Stock, $0.001 par value (the "Common Stock"), of Asia4Sale.com, Inc. (formerly H & L Investments, Inc.) (the "Issuer"). ZiaSun Technologies, Inc. ("ZiaSun") acquired shares of the Issuers Common Stock as a result of the transaction described in Item 4., below.

     The principal executive offices of the Issuer are located at 9160 East Deer Trail, Tucson, Arizona, 85710.

________________________________________________________________________________
Item 2.  Identity and Background.

     This statement is being filed by ZiaSun, which is a corporation organized under the laws of the State of Nevada. ZiaSun conducts its principal business operations in Solana Beach, California at 462 Stevens Avenue, Suite 106, Solana Beach, California 92075.

     ZiaSun currently owns Internet based operations and holdings and actively seeks to acquire, structure, manage and consolidate other select holdings through its wholly-owned subsidiaries operating in the United States and in foreign markets. The objective is to acquire holdings which will provide marketing and operating synergy with one another, are well positioned and profitable in their targeted markets, and/or have demonstrated technical expertise in certain areas of e-commerce.

     ZiaSun has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree and final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     ZiaSun received 2,700,000 shares of the Issuer as a result of the acquisition by Asia4Sale.com, Inc., a Nevada Corporation (formerly H & L Investments, Inc. from Internet Ventures Ltd., a Samoa registered company ("IVL") of all shares and interest of Asia4sale.com, Ltd., a Hong Kong Registered Company, in the transaction described below.

________________________________________________________________________________
Item 4. Purpose of Transaction.

     On December 27, 1999 ZiaSun entered into an agreement with Internet Ventures Ltd., a Samoa registered company ("IVL") under which ZiaSun sold all interest in Asia4sale.com, Ltd., a Hong Kong Registered Company and a wholly owned subsidiary of ZiaSun, to IVL, in exchange for $5,000,000 in cash and 300,000 shares of the Common Stock (i.e. 30%) of IVL.

     Subsequent to the this transaction, pursuant to a Share Purchase Agreement dated February 7, 2000, between Asia4Sale.com, Inc., a Nevada Corporation (formerly H & L Investments, Inc. and Internet Ventures Ltd., a Samoa registered company ("IVL"), IVL sold all shares and interest of Asis4sale.com, Ltd., the Hong Kong Registered Company to the Issuer for 9,000,000 shares of the Issuer resulting in ZiaSun receiving 2,700,000 shares of the Issuer.

     ZiaSun may sell the Common Stock from time to time in the open market, subject to registration, or in privately negotiated transactions, or may distribute the Common Stock to ZiaSun's shares from time to time.

_______________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     ZiaSun is the owner of 2,700,000 shares of the Common stock of the Issuer. ZiaSun's beneficial ownership of the Common Stock represents approximately 27% of the Issuer's outstanding Common Stock.

     ZiaSun has sole voting power and sole dispositive power over the Common Stock that it holds.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     None.
________________________________________________________________________________

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ZiaSun Technologies, Inc.


     March 29, 2000                     /S/  Allen D. Hardman
                                        ----------------------------------------
                                        By:  Allen D. Hardman
                                        Its: Vice President


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).